EXHIBIT 99.1

NEWS RELEASE

October 19, 2023

AVINO’S Q3 2023 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) a growing silver producer in Mexico, achieved production results of 591,208 silver equivalent ounces, bringing the 12-month trailing total to 2.63 million silver equivalent ounces from the Avino Mine.

Production Highlights – Q3 2023

•	Silver equivalent production was 591,208 oz
•	Silver production was 237,165 oz
•	Copper production was 1.14 million lbs
•	Gold production increased 73% to 2,077 oz
•	Mill throughput was 154,507 tonnes

Avino Mine Production – Three and Nine Months Ended September 30, 2023

Q3 2023	Q3 2022	Change		YTD 2023	YTD 2022	Change
154,507	162,169	-5%	Total Mill Feed (dry tonnes)	471,635	391,531	20%
56	59	-6%	Feed Grade Silver (g/t)	53	58	-9%
0.58	0.31	86%	Feed Grade Gold (g/t)	0.53	0.35	53%
0.42	0.66	-36%	Feed Grade Copper (%)	0.46	0.64	-28%
86%	92%	-7%	Recovery Silver (%)	87%	92%	-5%
72%	74%	-2%	Recovery Gold (%)	73%	76%	-5%
80%	89%	-11%	Recovery Copper (%)	83%	90%	-8%
237,165	285,444	-17%	Total Silver Produced (oz)	703,920	675,339	4%
2,077	1,201	73%	Total Gold Produced (oz)	5,883	3,352	76%
1,143,827	2,101,635	-46%	Total Copper Produced (Lbs)	3,987,016	4,963,327	-20%
591,208	778,008	-24%	Total Silver Equivalent Produced (oz)[1]	1,856,772	1,885,375	-2%

“The Avino Mine continued to provide consistent production results in the third quarter of 2023, albeit impacted by mining in lower copper grade areas, and lower recovery rates,” said David Wolfin, President and CEO of Avino. “Although we had lower copper grades, we did see an increase in gold grade that managed to offset some of the production shortfall. We have made improvements in the mechanical equipment of the mill and expect recovery rates to improve along with grades as we move into higher grade zones inline with the projected sequence. On the exploration side, we are thrilled with the additional and outstanding drill results from below Level 17 released in mid-September. The drill results continue to demonstrate that the Avino Vein continues at depth. We remain focused on the execution of our 5-year growth plan with the Oxide Tailings PFS due by early Q1 2024. Additionally, the Company has stepped up its community relations activities around the mine area.”

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October 19, 2023 – Avino Silver & Gold Mines Ltd. – News Release

Avino’s Q3 2023 Production Results

2023 Third Quarter Highlights

•	Consistent Production at Avino: The silver equivalent production was steady albeit lower compared to Q3 2022 and decreased by 24% to 591,208 ounces.

•	Avino Announced Continuing Exceptional Drill Results: On September 14, 2023, the Company released the results of a further four holes from below Level 17, the current deepest workings at the Elena Tolosa (“ET”) area of the Avino system. These latest deep step-out holes test the SW extent of the robust Avino vein, and one infill hole was drilled to confirm local continuity. This drilling follows the continuity of the steeply dipping mineralization and aids in understanding the deep source of the mineralization. The Company is looking at the potential geometry and controls of the mineralization to come up with a model. Avino has completed its planned and budgeted drilling program for the year by drilling 7,545 metres in 13 drill holes. Our geologists on site are working through the recommendations made by our consulting geologists to study the potential of the entire ore body. The 2023 results will be reviewed to determine exploration plans and budget for 2024.

•	Avino Announced Best Drill Intercept in Company History: On July 5, 2023, the Company released the results of three holes from below Level 17, the current deepest workings at the ET area of the Avino system. Drill Hole ET-23-09 showed 57 metres true width of mineralization and is a step-out 50 metres to the west of Avino’s most westerly drill hole at 200 metres downdip below Level 17. This mineralized intercept is exceptionally wide and has very high silver, gold and copper grades. The vein system continues to be open along strike and at depth.

•	Oxide Tailings Project: The metallurgical results from the testwork program were completed in April and is forming the basis of the metallurgical analysis in an ongoing Pre-Feasibility Study (“PFS”) on the project. This Project has been in our portfolio for many years and factors prominently into our 5-year growth plan to become an intermediate silver producer in Mexico. These results also build on the studies in the 2017 Preliminary Economic Assessment (“PEA”) and increase the level of confidence in the Project through the extensive testwork completed. In the February 2023 mineral resource estimate update, the Oxide Tailings mineral resource was increased by 407% in the measured and indicated categories to total 5.7 million tonnes, and an increase of 287% to the silver equivalent ounces resulting in 17.4 million.

•	Dry Stack Tailings Facility: The facility has been fully operational for a year. The conveyor system is installed and is currently transporting the pressed dry residues to the Avino open pit area. A tab is now available on our website that provides further information on our tailings management system, along with a videos (in English and Spanish) from the mine site that can be viewed. In addition, a selection of short videos of the facility in operation can be viewed under Videos and Media.

•	La Preciosa Update: The Company continues to conduct community engagement in the nearby towns adjacent to the property. Avino is fully committed to moving this project forward as it factors prominently in the Company's 5-year growth strategy.

Adjusting Internal Production Estimate

Based on year-to-date production and the current timeline associated with processing the previously-mentioned surface material from La Preciosa, the Company is adjusting its internal production estimate to 2.4 – 2.7 million silver equivalent ounces for 2023.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples were submitted to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with a gravimetric finish for concentrates and AAS (Atomic Absorption Spectrometry) methods for copper, lead, zinc and silver for feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: Inspectorate in the UK, LSI in the Netherlands, and AHK.

October 19, 2023 – Avino Silver & Gold Mines Ltd. – News Release

Avino’s Q3 2023 Production Results

Qualified Person(s)

Peter Latta, P. Eng, MBA, Avino’s VP Technical Services, is a qualified person within the context of National Instrument 43-101 who has reviewed and approved the technical data in this news release.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 368 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on  X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Avino Property has the amount of mineral resources indicated in their reports or that such mineral resources may be economically extracted. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 40-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

Footnotes:

In Q3 2023, AgEq was calculated using metals prices of $23.57 oz Ag, $1,929 oz Au and $3.79 lb Cu. In Q3 2022, AgEq was calculated using metals prices of $19.22 oz Ag, $1,720 oz Au and $3.51 lb Cu. For YTD 2023, AgEq was calculated using metals prices of $23.44 oz Ag, $1,932 oz Au and $3.90 lb Cu. For YTD 2022, AgEq was calculated using metal prices of $21.94 oz Ag, $1,825 oz Au and $4.12 lb Cu.